Mail Stop 0407
      						February 1, 2005

Via U.S. Mail and Fax (404) 261-9607

Mr. Robert S. Prather, Jr.
President and Chief Executive Officer
Bull Run Corporation
4370 Peachtree Road,
Atlanta, GA 30319

	RE:	Bull Run Corporation
      Form 10-K for the fiscal year ended August 31, 2004
		Form 10-Q for the period ended November 30, 2004
		File No. 0-9385

Dear Mr. Prather:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Bull Run Corporation
February 1, 2005


Schedule 14A Information

1. We note under the caption "Certain Relationships and Related Transactions" on pages 11 to 13 that there are several material related party transactions. In future filings, all material related party transaction should be identified and the amounts stated on the face of the balance sheet, income statement as required by Rule 4-08(k) of Regulation S-X.

Form 10-K for the year ended August 31, 2004

Item 3. Legal Proceedings, page 6

2. Please tell us whether you have accrued in the financial statements, $4.0 million plus interest resulting from the February 3,
2003 court`s decision. If not, tell us how you met the requirements of paragraphs 8 and 9 of SFAS 5.

3. We assume that there has not been any change in the status of the
Tarzian litigation since March 7, 2003.  Please confirm.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 14

4. We believe that your disclosures, with respect to critical accounting policies, do not provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. Your present disclosure in most part is repetition of the disclosure presented in Note 3 on page 39.

None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.




Bull Run Corporation
February 1, 2005




For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and
Results of Operation which is located on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

5. Please refer to the related party transactions described in the Schedule-A filed on December 14, 2004. We believe that the effects of the related party transactions on the financial statements should be described under the caption "Critical Accounting Policies". For additional guidance, please refer to FR- 60 issued by the SEC in January 2002.

Contractual Obligations and Other Commitments, page 21

6. It appears that the Long-term contractual obligations include only
principal payments on debt and credit facilities.   Revise the
table,
to also include your obligations for interest payments on debt.
Refer
to Item 303 (a) (5) of Regulation S-K.

Financial Statements:

Consolidated Balance Sheets, page 34

Goodwill

7. Please refer to the information provided in Note 2 to the notes to consolidated financial statements. Also, we note in fourth paragraph on page 14 that based on the valuation model used by you, the Company provided the goodwill impairment charge of only $3.3 million for the year ended August 31, 2004. Describe for us the methodology and significant assumptions you use to determine the fair value of your reporting unit for the annual goodwill impairment test. Also, discuss how you evaluated your operations and cash flows from operations in determining the appropriate level of testing for goodwill impairment under the guidance in paragraph 30 of SFAS 142 and Topic EITF Topic No. D-101. Your attention is directed to the requirements of paragraphs 20 to 25, 28 and 30 of SFAS 142.






Bull Run Corporation
February 1, 2005




Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition and Rights Fee Expenses, page 39

8. Please tell us and disclose the average contract period over which the Company enters into the contractual arrangements with associations or institutions which involves payment of guaranteed rights fees under the net profit sharing arrangements. Also, tell us and disclose significant terms of the sponsorship arrangements, including those that involve net profit sharing arrangements.
Tell
us why you are adjusting the estimates with respect to the profit split expenses at the end of the contractual term rather than at the end of each fiscal year or quarter.

9. Please tell us in detail how your revenue recognition policy meets the requirements of SAB 101 as amended by SAB 104, for the "Revenue from services rendered" disclosed on page 35.

Note 6 - Investment in affiliated companies, page 46

10. We note that in fiscal 2003 you recorded an impairment charge of approximately $5.2 million associated with your investment in and amounts due from iHigh, an equity investee. It appears that you were required to provide financial statements of iHigh in accordance with
Rule 3-09 of Regulation S-X. . Please provide us with the supporting calculations you used to determine that separate financial statements under Rule 3-09 of Regulation S-X were not required. Also in future filings revise to disclose the information required by Rule
4-08 (g) of Regulation S-X.

Goodwill and Other Long-Lived Assets, page 41

11. Please explain in detail your accounting basis for amortizing the other purchased intangibles, including customer relationships over a
16- year average life. We may have further comments after review of your response.






Bull Run Corporation
February 1, 2005




Form 10-Q for the period ended November 30, 2004

Condensed Consolidated Balance Sheets, page 2

Accounts receivable, net

12. We note that during the fiscal year ended August 31, 2004 and August 31, 2003, the account receivable turnover ratios were 10% and
12% respectively. However, during the three months period ended November 30, 2004, the account receivable turn over ratio was 1.5%.
Please explain in detail the reasons for the increase in the accounts receivable balance during the three months ended November 30, 2004.
We may have further comments after review of your response.



*    *    *    *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



Bull Run Corporation
February 1, 2005




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
942-1973 or Ivette Leon, Senior Staff Accountant, at (202) 942-
1982
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director


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